UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX 401(k) PLAN
Plan number: 007

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
1 AVX Boulevard
Fountain Inn,  SC 29644
IRS Employer Identification Number: 33-0379007

AVX 401(k) PLAN

INDEX

Page

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012	5

Notes to Financial Statements	6
Signature	15

Supplemental Schedule: Schedule H, Line 4i - Schedule of Assets (Held at End of Year)* Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	16

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

AVX 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of AVX 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i, Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Elliott Davis, LLC

Greenville, South Carolina

June 24, 2013

AVX 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2011 and 2012

ASSETS:	2011	2012
Investments, at fair value:
AVX Corporation Common Stock	$1,782,394	$1,570,818
Kyocera Corporation American Depository Shares	1,404,560	1,428,257
Money Market Fund	74,756	76,610
Pooled Separate Account	4,118,783	-
Guaranteed Deposit Account	-	3,973,540
Mutual Funds	8,862,921	9,592,229
Total Investments	16,243,414	16,641,454

Receivables:
Employer contributions	9,577	3,266
Employee contributions	20,661	6,929
Notes receivable from participants	1,188,583	1,155,036
Total Receivables	1,218,821	1,165,231
Net assets available for benefits at fair value	17,462,235	17,806,685
Adjustment from fair value to contract value for fully benefit-responsive contracts	42,865	70,364
Net assets available for benefits	$17,505,100	$17,877,049

The accompanying notes are an integral part of these financial statements.

AVX 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2012

2012
Investment income:
Net appreciation in fair value of investments	$1,016,257
Interest and dividends	349,871
Net investment income	1,366,128

Interest income on notes receivable from participants	59,387

Contributions:
Employee	598,160
Employer	300,330
Total contributions	898,490

Total additions	2,324,005

Deductions:
Benefits paid to participants	1,928,761
Administrative expenses	23,295

Total deductions	1,952,056

Net increase	371,949

Net assets available for benefits:
Beginning of year	17,505,100
End of year	$17,877,049

The accompanying notes are an integral part of this financial statement.

AVX 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

The following is a brief description of the AVX 401(k) Plan (the “Plan”).  Participants should refer to the Plan document for more complete information.

General:

The Plan is a defined contribution plan covering full-time hourly-paid employees of AVX Corporation (the “Company”) at the Myrtle Beach, Conway, Colorado Springs, Atlanta, Biddeford, and Olean facilities who have at least three months of service (Myrtle Beach, Conway and Colorado Springs have an enrollment period of January or July after 6 months of employment).  The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Plan assets are held in trust by New York Life Trust Company  (the “Trustee”).

Contributions:

Participant contributions are limited to the lesser of twenty-five percent (25%) of each participant’s annual compensation or $17,000. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a money market fund, common stock funds and a stable value fund as investment options for participants.

The Company makes weekly employer matching contributions in an amount equal to sixty-six and two-thirds percent (66-2/3%) of the employee contributions,  up to three percent (3%) of the participant's compensation for Olean, Colorado Springs, Atlanta and Biddeford.  For the Myrtle Beach and Conway facilities, the Company makes weekly employer matching contributions up to three percent (3%) of the participant’s compensation for these two facilities.  The employer matching contribution for Biddeford and Atlanta is contributed directly into AVX Corporation Common Stock; therefore, this amount is considered non-participant directed.  The employer matching contribution for Myrtle Beach,  Conway,  Olean, and Colorado Springs is participant directed.

Annually, the Company makes a fixed contribution of one percent (1%) of a participant’s compensation for those participants in Colorado Springs. In addition, for participants in Myrtle Beach, the Company makes a fixed contribution of 2% to 3% for certain participants age 60 and over.

Total contributions credited to any participant’s account are limited to the lesser of 25% of the participant’s annual compensation, as defined in the Plan’s provisions, or $50,000 in accordance with Section 415 of the Internal Revenue Code.

Forfeitures:

Amounts of employer fixed contributions under the Plan that have been forfeited and are available for allocation as of the final valuation date in any year can be used to pay administrative costs and/or reduce employer contributions. At December 31, 2011 and 2012,  the net forfeited balance available totaled $33,535 and  $9,594, respectively. Forfeitures of $2,167 and $0 were used to pay administrative costs during the years ended December 31, 2011 and 2012, respectively.  Forfeitures of $0 and $19,336 were used to reduce employer contributions during the years ended December 31, 2011 and 2012, respectively.

Participant Accounts:

Each participant's account is credited with the participant’s contribution and allocations of (1) the Company’s contributions, and (2) plan earnings less an allocation of administrative expenses. Allocations are based on participant contributions and earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled to is that amount which can be provided from the participant’s vested account.

Vesting:

After five years of vesting service, participants become fully vested in Company fixed contributions.  All employee contributions are fully vested at all times.

For the Atlanta,  Biddeford,  Myrtle Beach,  Conway and Olean facilities, the Company match is 100% vested when the contribution is made. Amounts attributable to the Company’s  matching contributions for Colorado Springs are vested according to the following table:

	Vested Percentage
	--Company Matching
Years of Service		Colorado Springs
1 Year	20%
2Year	40%
3Year	60%
4 Year	80%
5 Year	100%

Payment of Benefits:

Upon termination of service due to retirement, disability or death, a participant receives a lump sum cash distribution equal to the full value of his or her salary reduction contribution account and the vested value of his or her employer matching and fixed contribution account.  A participant may also elect to take his or her distribution in shares of AVX Corporation Common Stock and/or of Kyocera Corporation American Depository Shares (“ADS”).   Amounts attributable to partial shares will be paid in cash.  With certain limitations, participants may elect to defer distributions until a later date.

Notes Receivable from Participants:

With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less.  These notes are repayable within five years except for borrowing for the purchase of a primary residence, which is repayable during a period up to ten years.  These notes bear interest at a rate equal to the commercial loan rate for similar loan types prevailing at the time the note is originated.  At December 31, 2011 and 2012, interest rates ranged from 4.75% to 9.75%.  All scheduled note repayments are made through payroll deductions and early note repayments may be submitted by participants via certified check or money order.  Plan provisions for participants at the Olean facility do not allow for notes receivable from participants.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value as of December 31, 2011 and 2012.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain net assets and disclosure of contingencies at the date of the financial statements and the reported amounts of changes in net assets during the reporting year.  Actual results could differ from those estimates.

Investment Transactions and Investment Income:

Investments are reported at fair value. See Note 4 herein. Purchases and sales of securities are reflected on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Other income from investments is recorded as earned on an accrual basis.

The Statement of Changes in Net Assets Available for Benefits presents the net appreciation in the fair value of the Plan’s investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments for the year ended December 31, 2012.

Notes Receivable from Participants:

Notes receivable from participants are presented as notes receivable due from participants and recorded at unpaid principal balance, plus any accrued but unpaid interest.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  The notes receivable are secured by the participant account balance and are considered delinquent and written off as a deemed distribution when payment is 90 days past due. The Plan does not charge late fees on delinquent amounts. No allowance for loss on notes receivable from participants is provided based on a review of the accounts.

Subsequent Events:

Subsequent events are events or transactions that occur after the date of the statement of net assets available for benefits but before financial statements are issued.  Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing financial statements.  Unrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after that date.  The Plan’s management performed an evaluation as of June 24, 2013, the date of issuance of the financial statements, and did not identify any subsequent events since the date of the statement of net assets available for benefits requiring adjustment to or disclosure in the financial statements.

Benefit payments:

Benefits are recorded when paid.

Administrative Expenses:

The plan invests in various mutual funds with revenue-sharing agreements that partially offset fees.  Plan fees that are not offset with revenue from these agreements are paid by the Company.  In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund for accounts of participants not in a union. Participants that are in a union pay for the stock administration of the AVX Stock Fund and Kyocera Stock Fund related to their accounts. These stock administration fees are based on the market value of these funds.

New Accounting Standards:

In May 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends Accounting Standards Codification (“ASC”) Section 820.  ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs.  The new guidance is effective for reporting periods beginning after December 15, 2011 and was adopted by the Plan effective January 1, 2012.   The adoption did not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

3.	Investments:

The fair value of individual investments that represent 5% or more of the Plan’s total net assets available for benefits as of December 31, 2011 and 2012, are as follows:

	2011	2012
AVX Corporation Common Stock	$1,782,394	$1,570,818
Kyocera Corporation ADS	1,404,560	1,428,257
NY Life Insurance Company Anchor Account I	4,118,783	*
NY Life Insurance Guaranteed Deposit Account	*	3,973,540
Columbia Select Large-Cap Value Fund	2,106,522	2,355,714
PIMCO Total Return Fund	1,911,706	1,850,245
MainStay S&P 500 Index Fund	890,439	1,016,168
American EuroPacific Growth Fund	900,451	1,015,003
MainStay Large Cap Growth Fund	929,510	963,341
Janus Balanced Fund	924,681	949,919

*  Amounts were less than 5% of the Plan’s total net assets available for respective Plan year.

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

AVX Corporation Common Stock	$(275,566)
Kyocera Corporation ADS	197,938
Guaranteed Deposit Account	(48,284)
Mutual Funds	1,142,169
Total	$1,016,257

4.	Fair Value:

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

▪	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

▪

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

▪	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

		Based on
	Fair Value at December 31, 2011	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$2,106,522	$2,106,522	$-	$-
Large Cap Growth	929,515	929,515	-	-
Large Cap Blend	2,715,571	2,715,571	-	-
Mid Cap Blend	695,423	695,423	-	-
Small Cap Value	53,351	53,351	-	-
Fixed Income	2,040,521	2,040,521	-	-
Target Retirement	322,018	322,018	-	-
Money Market Fund:
Mainstay Cash Reserves Fund	74,756	74,756	-	-
Pooled Separate Account:
NY Life Insurance Company Anchor Account I	4,118,783	-	4,118,783	-
Common Stock:
Kyocera Corporation American Depository Shares	1,404,560	1,404,560	-	-
AVX Corporation Common Stock	1,782,394	1,782,394	-	-
Total	$16,243,414	$12,124,631	$4,118,783	$-

		Based on
	Fair Value at December 31, 2012	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$2,355,714	$2,355,714	$-	$-
Large Cap Growth	995,085	995,085	-	-
Large Cap Blend	2,981,090	2,981,090	-	-
Mid Cap Blend	821,137	821,137	-	-
Small Cap Value	53,451	53,451	-	-
Fixed Income	2,017,371	2,017,371	-	-
Target Retirement	368,381	368,381	-	-
Money Market Fund:
Mainstay Cash Reserves Fund	76,610	76,610	-	-
Guaranteed Deposit Account:
NY Life Insurance Company Guaranteed Deposit Account	3,973,540	-	-	3,973,540
Common Stock:
Kyocera Corporation American Depository Shares	1,428,257	1,428,257	-	-
AVX Corporation Common Stock	1,570,818	1,570,818	-	-
Total	$16,641,454	$12,667,914	$-	$3,973,540

The following table sets forth a summary of changes to the Plan’s Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2012.

Year Ended December 31, 2012
Balance, beginning of period	$ -
Net realized and unrealized losses	(48,284)
Purchases	4,270,702
Settlements	(248,878)
Transfers in and/or out of Level 3, net	-
Balance, end of period	$ 3,973,540

Assets valued using Level 1 inputs in the table above represent assets from the Plan, including common stock, ADS, mutual funds, and money market funds.

Assets valued using Level 2 inputs in the table above represent assets from the Plan, including a pooled separate account held at December 31, 2011.

Assets valued using Level 3 inputs in the table above represent assets from the Plan, including a  guaranteed deposit account held at December 31, 2012.

Investments are presented at estimated fair values.  Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2012.

ADS and Common Stock:

ADS and common stock are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds and Money Market Funds

Mutual funds and money market funds are valued at the daily closing price as reported by the fund.  Mutual funds and money market funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission (“SEC”).  The funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The funds held by the Plan are deemed to be actively traded.  The investments can be redeemed daily, have no redemption restrictions, and have no unfunded commitments.

Pooled Separate Account

At December 31, 2011 the Plan also held an investment in a pooled separate account that is fully benefit-responsive. This investment is reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Such investments are recorded at contract value rather than fair value, to the extent that they are fully-benefit responsive. The fair value of the fully benefit responsive investment contracts are calculated using a discounting method developed by the trustee. The average yield for 2011 was 2.67%. For the year ended December 31, 2011, the average yield credited to participants in the Plan was 3.17%. There were no valuation reserves recorded that were associated with the pooled separate account in 2011. Interest is credited daily to the account and is guaranteed to be not less than 0% before any deduction for expenses.  The investment can be redeemed at any time at fair value and has no unfunded commitments.  In order for the Plan to exit the investment at contract value, it would receive twelve monthly payments.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

The Plan disposed of its holdings in the pooled separate account during the year ended December 31, 2012, replacing this holding with the guaranteed deposit account described below.

Guaranteed Deposit Account

In 2012, the Plan began investing in a guaranteed deposit account (“GDA”). The GDA is a group annuity product issued by New York Life Insurance Company (“NYLIC”) that is fully benefit-responsive. Amounts contributed to the contract were deposited in NYLIC’s general account and were reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Payment obligations and the fulfillment of any guarantees specified in the group annuity contract are insurance claims supported by the full faith and credit of NYLIC. NYLIC is compensated in connection with this product by deducting an amount for investment expenses and risk from the investment experience of certain assets held in NYLIC’s general account. The fair value of the fully benefit responsive investment contract is calculated using a discounting method.  The crediting interest rate on the contract was 2.35% at December 31, 2012 and the average yield credited to participant accounts was 2.35% for the year ended December 31, 2012.  NYLIC periodically resets the interest rate credited on the contract balances, subject to a minimum rate specified in the group annuity contract.

Investments are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near-term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5.	Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2011	2012
Net Assets:
AVX Corporation Common Stock	$354,755	$360,807

For the year ended December 31, 2012
Change in Net Assets:
Contributions	$72,778
Dividends	9,472
Net depreciation	(56,845)
Benefits paid to participants	(15,919)
Transfers to participant-directed investments	(3,434)
Total	$6,052

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Tax Status:

In July 2010, the Plan received a favorable determination letter from the Internal Revenue Service advising that it constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is thereby exempt from Federal income taxes under provisions of Section 501(a).  The Plan has been amended since the date of submission of the determination letter.  Management believes the Plan is designed in accordance with the IRC and will remain tax-exempt.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan credited to their account until such time as they withdraw their accumulated balance.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations prior to 2009.

8.	Related-Party Transactions:

Notes receivable from participants and certain investments issued and/or managed by the Trustee or its affiliates qualified as party-in-interest transactions which are exempt from the prohibited transaction rules.

The Plan allows for investment in shares of Company common stock and in Kyocera Corporation ADS. As of December 31, 2011, the Plan held investments of $1,782,394 or 139,686 shares of AVX Corporation  Common Stock and $1,404,560 or 17,601 shares of Kyocera Corporation ADS. As of December 31, 2012, the Plan held investments of $1,570,818 or 145,716 shares of AVX Corporation Common Stock and $1,428,257 or 15,635 shares of Kyocera Corporation ADS.

The Plan paid administrative expenses of $23,295 to New York Life Insurance Company, the Plan’s Trustee, during the year ended December 31, 2012.

9.	Reconciliation of Financial Statements to Form 5500:

The following tables reconcile the information provided in the 2012 Form 5500 to the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits provided in the financial statements:

	December 31,	December 31,
	2011	2012
Net assets available for benefits per the financial statements	$17,505,100	$17,877,049
Less:
Adjustments from contract value to fair value for fully benefit-responsive contracts	42,865	70,364
Net assets available for benefits per Form 5500	$17,462,235	$17,806,685

For the year ending December 31, 2012
Net increase in net assets available for benefits per the financial statements	$371,949
Less:
Adjustments from contract value to fair value for fully benefit-responsive contracts	27,499
Net increase in net assets available for benefits per Form 5500	$344,450

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX Corporation (AFGWU Local 1028 401(k) Retirement Plan

for Employees of AVX Corporation in Raleigh,  North Carolina)

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	June 24, 2013

AVX 401(k) PLAN

PN 007

EIN 33-0379007

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

As of December 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

*	AVX Corporation	Common Stock	$1,891,676	$1,570,818

*	Kyocera Corporation	American Depository Shares	**	1,428,257

*	PIMCO Money Market Admin Fund	Money Market Fund	**	76,610

*	NYLIM Guaranteed Deposit Account	Guaranteed Deposit Account	**	3,973,540

	RidgeWorth Small-Cap Value Equity Fund	Mutual Fund	**	53,451
	Janus Balanced Fund	Mutual Fund	**	949,919
	JP Morgan SmartRet Income Select	Mutual Fund	**	15,930
	JP Morgan SmartRet 2015 Select	Mutual Fund	**	49,084
	JP Morgan SmartRet 2020 Select	Mutual Fund	**	53,922
	JP Morgan SmartRet 2025 Select	Mutual Fund	**	86,189
	JP Morgan SmartRet 2030 Select	Mutual Fund	**	680
	JP Morgan SmartRet 2035 Select	Mutual Fund	**	48,969
	JP Morgan SmartRet 2040 Select	Mutual Fund	**	39,920
	JP Morgan SmartRet 2045 Select	Mutual Fund	**	27,032
	JP Morgan SmartRet 2050 Select	Mutual Fund	**	46,655
*	MainStay S&P 500 Index Fund	Mutual Fund	**	1,016,168
*	MainStay Large Cap Growth Fund	Mutual Fund	**	963,341
	Columbia Select Large-Cap Value Fund	Mutual Fund	**	2,355,714
	PIMCO Total Return Fund	Mutual Fund	**	1,850,245
	PIMCO Real Return Fund	Mutual Fund	**	167,126
	American EuroPacific Growth Fund	Mutual Fund	**	1,015,003
	Oppenheimer Dev Markets Fund	Mutual Fund	**	31,744
	Wells Fargo Special Mid-Cap Value Fund	Mutual Fund	**	821,137
				9,592,229

*	Notes Receivable from Participants***	Interest rates ranging from 4.75% - 9.75% and maturing through 2014.	**	1,155,036

				$17,796,490

* Denotes a party-in-interest.

** Cost information is not required for individual account plans with participant directed transactions.

*** FASB-issued ASU 2010-25 does not consider notes receivable from participants to be investments whereas the Form 5500 requires that notes receivable from participants be listed as investments.